FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

___ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
___  Form 3 Holdings Reported.
_X_  Form 4 Transactions Reported.


1.   Name and Address of Reporting Person*

                  Glenmore James
                  2730 NW 31st Avenue
                  Portland, Oregon 97210

2.   Issuer Name and Ticker or Trading Symbol

                  Portland Brewing Company

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

                  N/A

4.   Statement for Month/Year

                  December 31, 1999

5.   If Amendment, Date of Original (Month/Year)

                  N/A

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /   /    Director
                  / X /    Officer (give title below)
                                    Executive Vice-President and CFO
                                    --------------------------------
                  /   /    10% Owner
                  /   /    Other (specify below)N/A
                                    -----------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  / X /    Form Filed by One Reporting Person
                  /   /    Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
           Owned

1.   Title of Security (Instr. 3)
                  Common Stock


2.   Transaction Date(s) (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
                  1,500 shares

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D


7.   Nature of Indirect Beneficial Ownership (Instr. 4)

    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
          (i)      Incentive Stock Option - New
                            (right to buy)
          (ii)     Incentive Stock Option - Old          (1)
                            (right to buy)
          (iii)    Incentive Stock Option - Regrant      (2)
                            (right to buy)

2.   Conversion or Exercise Price of Derivative Security
          (i)      $0.54
          (ii)     $5.33 to $7.00
          (iii)    $0.54

3.   Transaction Date (Month/Day/Year)
          (i)      May 20, 1999
          (ii)     May 20, 1999
          (iv)     May 20, 1999

4.   Transaction Code (Instr. 8)
          (i)      A4
          (ii)     D4
          (iii)    A4

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          (i)
                  (A)      50,000
                  (D)
          (ii)
                  (A)
                  (D)      28,000
          (iii)
                  (A)      28,000
                  (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          (i)      Date Exercisable:  May 20, 2000
                   Expiration Date    May 20, 2009
          (ii)     Date Exercisable:  (3)
                   Expiration Date:   November 9, 2004
          (iii)    Date Exercisable:  May 20, 2000
                   Expiration Date    May 20, 2009

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

           (i)     Title:                        Common Stock
                   Amount or Number of Shares:   50,000
           (ii)    Title:                        Common Stock
                   Amount or Number of Shares:   28,000
           (iii)   Title:                        Common Stock
                   Amount or Number of Shares:   28,000

8.   Price of Derivative Security (Instr. 5)
                  (i)
                  (ii)
                  (iii)

9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)
                  (i)      50,000
                  (ii)     0
                  (iii)    28,000

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)
                  (i)      D
                  (ii)     D
                  (iii)    D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  (i)
                  (ii)
                  (iii)



Explanation of Responses:

     (1) These options were granted to Mr. James at various dates from November 1994 to April 1997 at prices ranging from $5.33 to $7.00. These options were cancelled.

     (2) These options were granted on May 20, 1999 as replacement options for the options mentioned in note (1) above.

     (3) These options were cancelled on May 20, 1999. However under the original grants of options, as of December 31, 1999, 20,600 shares of Common Stock would have been exercisable and the remaining 7,400 shares would have become exercisable quarterly, and would have been fully exercisable as follows: 2,400 shares in January 2001 and 5,000 shares in March 2001.



                                        /s/ Glenmore James             7/28/00
                                   --------------------------------  -----------
                                   ** Signature of Reporting Person     Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.